Exhibit 21

Subsidiaries of Aurum Explorations, Inc.

Greatmat Holdings Limited – British Virgin Islands
Greatmat Technology (HK) Limited – Hong Kong
Greatmat Technology (China) Limited – British Virgin Islands
Greatmat Technology Limited – Hong Kong